                                 STEALTHGAS INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following management's discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and the notes thereto included elsewhere in this report.

     As of September 30, 2005, our fleet consisted of nine liquefied petroleum gas carriers. The average number of vessels in our fleet was 9.0 and 7.3, respectively, during the three and nine-month periods ended September 30, 2005.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND THREE-MONTH PERIOD ENDED
SEPTEMBER 30, 2005.

         VOYAGE REVENUES -- Voyage revenues for the nine-month period ended
September 30, 2005 were $16,487,581. Our average daily TCE rate was $7,948 for the nine-month period ended September 30, 2005. During the nine-month period ended September 30, 2005, our fleet operated under time charters for a total of
1,986 days and under spot charters for a total of nine days for a total of 1,995 voyage days and a fleet utilization of 100%.

         During the three and nine-month period ended September 30, 2005, the
Gas Arctic, the Gas Ice and the Birgit Kosan were employed on bareboat charters, which generally are for lower monthly amounts but in connection with which we are not responsible for voyage or operating expenses, since our acquisition of those vessels in April 2005.

         Voyage revenues for the three-month period ended September 30, 2005 were $6,894,976. Our average daily TCE rate was $8,027 for the three-month period ended September 30, 2005. During the three-month period ended September
30, 2005, our fleet operated under time charters for a total of 828 days and under spot charters for a total of zero days for a total of 828 voyage days and a fleet utilization of 100%.

        VOYAGE EXPENSES -- Voyage expenses were $632,300 for the nine-month period ended September 30, 2005, consisting principally of commissions charged by related and third parties of $581,521. Voyage expenses were $248,850 for the three-month period ended September 30, 2005. Commissions charged by related and third parties included in the voyage expenses amounted to $244,068.

         VESSEL OPERATING EXPENSES -- Vessel operating expenses were $3,934,084 for the nine-month period ended September 30, 2005. Vessel operating expenses were $1,498,313 for the three-month period ended September 30, 2005.

         MANAGEMENT FEES -- Management fees were $638,395 for the nine-month period ended September 30, 2005. During the nine-month period ended September
30, 2005, the Gas Arctic, the Gas Ice and the Birgit Kosan were employed on bareboat charters, in connection with which we pay Stealth Maritime, our fleet manager, a fee of $125 per day rather than the fee of $390 per day that we pay to Stealth Maritime for vessels in our fleet which are not on bareboat charters, since our acquisition of those vessels in April 2005. Management fees were
$249,780 for the three-month period ended September 30, 2005.

         GENERAL AND ADMINISTRATIVE EXPENSES -- General and administrative expenses were $347,660 for the nine-month period ended September 30, 2005.
General and administrative expenses were $113,380 for the three-month period ended September 30, 2005.

         DEPRECIATION -- Depreciation expenses for the nine vessels in our fleet for the nine-month period ended September 30, 2005 was $2,332,734.

         Depreciation expenses for the nine vessels in our fleet were $998,515 for the three-month period ended September 30, 2005.

         INTEREST AND FINANCE COSTS, NET -- Net interest and finance costs were
$1,161,345 for the nine-month period ended September 30, 2005, resulting primarily from indebtedness incurred to fund vessel acquisitions. The average daily indebtedness, on which we paid interest, for the nine-month period ended
September 30, 2005 was $34,364,463.

         Net interest and finance costs were $599,188 for the three-month period ended September 30, 2005, resulting primarily from indebtedness incurred to fund the acquisition of vessels. The average daily indebtedness, on which we paid interest, for the three-month period ended September 30, 2005 was $50,419,500.

         LOSS ON DERIVATIVE -- For the nine-month period ended September 30,
2005, we incurred a non-cash loss on derivative of $74,000 based on the estimated fair value of the interest rate swap, which we agreed to enter into with Fortis Bank on March 31, 2005 in connection with the Fortis Bank loan agreement.

         We had a non-cash gain on derivatives for the three-month period ended
September 30, 2005 of $315,300.

         INTEREST INCOME -- Net interest income was $317,370 for the nine-month period ended September 30, 2005, reflecting cash on hand held in interest bearing accounts. Net interest income was $128,137 for the three-month period ended September 30, 2005.

         FOREIGN EXCHANGE LOSS -- For the nine-month period ended September 30,
2005, we incurred a foreign exchange loss of $11,401, resulting from foreign exchange fluctuations on our expenses denominated in currencies other than the
U.S. dollar.

         For the three-month period ended September 30, 2005, we incurred a foreign exchange loss of $6,854.

         NET INCOME -- As a result of the above factors, net income was
$7,673,032 for the nine-month period ended September 30, 2005 and $3,623,533 for the three-month period ended September 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, our principal source of funds has been equity provided by our affiliates and cash generated by our operations, bank borrowings and the net proceeds of our initial public offering which was completed in
October 2005. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG carriers, to comply with international standards, laws and regulations and to fund working capital requirements. We will rely upon operating cash flows, bank borrowings, as well as future equity financing to implement our growth plan.

         On January 6, 2006 our Board of Directors declared a cash dividend of
$0.1875 cents per common share, payable on January 25, 2006 to stockholders of record on January 17, 2006.

         We entered into a $54.0 million loan agreement dated March 16, 2005 with Fortis Bank (Nederland) N.V. During the nine-month period ended September
30, 2005, we acquired the Gas Emperor for $11.5 million, the Gas Arctic and the
Gas Ice, each for $9.5 million, the Birgit Kosan for $12.5 million and the Gas
Amazon for $9.25 million. Of the total purchase price of $52.25 million,

$25.625 million was financed with borrowings under the Fortis Bank loan facility. The balance of the total purchase price was funded with capital contributions from our sole stockholder. With these borrowings, and the prepayment of the $3,580,500 portion of the loan attributable to the Gas
Prodigy, the credit facility under the Fortis Bank loan agreement was fully drawn. As of September 30, 2005, $49.1 million principal amount was outstanding under the Fortis Bank loan agreement. As of September 30, 2005, we had cash and cash equivalents of $15.3 million.

         In addition, on December 5, 2005 we entered into a $50.0 million 10 year term loan facility with DNB Nordbank secured by liens on the Gas Oracle, the Sweet Dream, the Gas Legacy, the Gas Cathar, the Gas Marathon and the Gas
Sincerity. The proceeds of the loan were used to acquire the Sweet Dream and the
Gas Oracle from the Vafias Group for an aggregate of $19.0 million and to acquire the Feisty Gas and the Gas Spirit, which were delivered on December 16,
2005 for $15.0 million and $15.5 million, respectively. We have reached an agreement in principle with DNB Nordbank to amend the $50.0 million loan facility to increase the amount available for borrowing by $14.0 million, to an aggregate of $64.0 million, to finance the acquisition of the Gas Czar and the
Gas Eternity. In connection with this amendment, liens on each of the Gas Czar and the Gas Eternity, in addition to the liens on six vessels securing the existing facility, will be put in place. The purchase price for each of these vessels is payable upon delivery. The Gas Czar and the Gas Eternity are each expected to be delivered during February 2006, subject to customary conditions.

CASH FLOWS

     NET CASH PROVIDED BY OPERATING ACTIVITIES -- was $13,690,451 for the
nine-month period ended September 30, 2005. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

     NET CASH USED IN INVESTING ACTIVITIES -- was $50,938,376 for the nine-month period ended September 30, 2005, reflecting the acquisition of the nine vessels on our fleet as of September 30, 2005.

     NET CASH PROVIDED BY FINANCING ACTIVITIES -- was $52,528,822 for the
nine-month period ended September 30, 2005, reflecting drawings under the Fortis
Bank loan agreement to provide working capital and to fund, together with additional contributions of capital from our sole stockholder prior to our initial public offering, the acquisition of the nine vessels in our fleet as of
September 30, 2005.

DRYDOCKING AND SPECIAL SURVEY COSTS

     None of our vessels was drydocked or underwent special survey during the nine-month period ended September 30, 2005, other than the Gas Oracle which was drydocked and underwent a special survey in September 2005. We incurred an expense of $212,616 for the drydocking and special survey of the Gas Oracle, as reflected in our vessel operating expenses for the nine-month and three-month periods ended September 30, 2005. In addition, the Gas Ice underwent an underwater inspection in July 2005. In 2006, four of our vessels, including the special survey in respect of the Gas Ice, are scheduled for drydocking or special surveys, or both. With respect to the Gas Ice, the expenses for the underwater inspection were and the expenses for the special survey will be borne by its bareboat charterer, which is obligated to continue paying us charterhire during the period of the vessel's offhire. We will bear the expenses of drydocking and special surveys for the other three vessels, during which period the vessels will be offhire, thereby affecting our fleet utilization. We expense the cost of drydocking and special surveys as they are incurred. We expect to pay these costs out of our cash from operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

     Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks.

INTEREST RATES

     We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under the loan with Fortis Bank.
We pay interest on this debt based on LIBOR plus a margin. On March 31, 2005, we entered into an agreement with Fortis Bank to enter into an interest rate swap commencing May 30, 2007 in connection with the Fortis Bank loan agreement. We have agreed to enter into this interest rate swap to partially hedge our interest rate exposure with respect to the loan with Fortis Bank. Our use of this interest rate swap will involve certain risks, including the risk that losses on the hedged position could exceed the nominal amount invested in the instrument and the risk that the counter party to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which would have an adverse effect on our results. In addition, the swap will not fully hedge our risk if LIBOR equals or exceeds 7.5%. We do not intend to enter into interest rate swaps for speculative purposes.

INTEREST RATE SWAP

     On March 31, 2005, we entered into an agreement with Fortis Bank to enter into an interest rate swap in connection with the Fortis Bank loan agreement.
The initial nominal amount of the swap will be $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap hedges our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but does not hedge our risk if three month LIBOR equals or exceeds 7.5%. As of September 30, 2005, the fair value of the instrument represented a loss of $74,000. The interest rate swap does not qualify for hedge accounting treatment and, consequently, the interest rate swap is recorded on our balance sheet at its fair value, with changes in the fair value recognized in our statement of income.

OFF BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements.

FOREIGN EXCHANGE RATE RISK

     We generate all of our revenues in United States dollars and incur less than 10% of our expenses in currencies other than United States dollars. For accounting purposes, expenses incurred in Euros are converted into United States dollars at the exchange rate prevailing on the date of each transaction. At
September 30, 2005, less than 10% of our outstanding accounts payable was denominated in currencies other than the United States dollar (mainly in Euros).
We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

GEOGRAPHIC MARKETS

     We operate our LPG carriers in the following geographic regions: the Far
East, the Mediterranean, Northern Europe and South America. We operated nine vessels in the nine-month period ended September 30, 2005, completely on time charters under which our charter customers direct the routes taken by our vessels.

SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING; NASDAQ LISTING

     On October 12, 2005, we completed our initial public offering, issuing 8.0 million shares at a price per share of $14.50 and thus raising gross proceeds of
$116.0 million, and proceeds after related expenses of $107.3 million. Our common stock was accepted for quotation on the Nasdaq National Market in New
York, United States of America and trades under the symbol GASS.

NEW CREDIT FACILITY

     On December 5, 2005 we entered into a $50.0 million 10 year term loan facility with DNB Nordbank secured by liens on the Gas Oracle, the Sweet Dream, the Gas Legacy, the Gas Cathar, the Gas Marathon and the Gas Sincerity. The
proceeds of the loan were used to acquire the Sweet Dream and the Gas Oracle from the Vafias Group for an aggregate of $19.0 million and to acquire the
Feisty Gas and the Gas Spirit, which were delivered on December 16, 2005 for
$15.0 million and $15.5 million, respectively. We have reached an agreement in principle with DNB Nordbank to

amend the $50.0 million facility to increase the amount available for borrowing by $14.0 million, to an aggregate of $64.0 million, to finance the acquisition of the Gas Czar and the Gas Eternity. In connection with this amendment, liens on each of the Gas Czar and the Gas Eternity, in addition to the liens on six vessels securing the existing facility, will be put in place. The purchase price for each of these vessels is payable upon delivery. The Gas Czar and the Gas
Eternity are each expected to be delivered during February 2006, subject to customary conditions.

VESSEL ACQUISITIONS

         On October 3, 2005, we terminated the memorandum of agreement with respect to the Gas Cathar and entered into a stock purchase agreement with
Jungle Investment Inc., the owner of the Gas Cathar, for a purchase price of
$19.98 million, the same purchase price that was to be paid under the terminated memorandum of agreement.

         In October and November 2005, we took delivery of the Gas Chios, the
Gas Prodigy, Gas Cathar, the Gas Legacy, the Gas Crystal and the Gas Sincerity,
each a vessel we had agreed to acquire during the nine-month period ended
September 30, 2005, for $11.0 million, $9.50 million, $19.98 million, $13.0 million, $9.5 million and $15.1 million, respectively, which we financed with a portion of the net proceeds of our initial public offering. The Gas Chios, the
Gas Prodigy, Gas Cathar and the Gas Legacy are each currently employed on time charters until, respectively, February 2006, March 2006, February 2006, April
2007 and July 2006 at monthly rates of $300,000, $125,000, $335,000, $250,000 and $285,000, respectively. The Gas Crystal is currently employed on the spot market.

         In November and December 2005, we also took delivery of the Catterick, the Feisty Gas, the Gas Spirit and the Gas Marathon for $12.8 million, $15.0 million, $15.5 million and $15.0 million, respectively. We financed the acquisition of these vessels with a portion of the net proceeds of our initial public offering. The Catterick, the Feisty Gas and the Gas Spirit are each currently employed on time charters until, respectively, February 2007, August
2006 and June 2006 at monthly rates of $300,000, $199,000 and $195,000, respectively. After June 2006, the Gas Spirit will be employed by the same charterer until June 2007 at a monthly rate of between a minimum of $250,000 and a maximum of $350,000, the exact charter rate to be agreed upon no later than the end of February 2006. The Gas Marathon is employed under a bareboat charter at a monthly rate of $220,000 until October 2007.

         On December 22, 2005, we entered into an agreement to acquire the Gas
Czar for $9.83 million, which is expected to be delivered in February 2006, subject to customary conditions.

PAYMENT OF DIVIDEND

         On January 6, 2006 our Board of Directors declared a cash dividend of
$0.1875 cents per common share, payable on January 25, 2006 to stockholders of record on January 17, 2006.

FORWARD-LOOKING STATEMENTS

The information in this report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.